As filed with the Securities and Exchange Commission on November 4, 2016

Registration No. 333-210377

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-1

ON

FORM S-4

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

LIBERTY EXPEDIA HOLDINGS, INC.

(Exact name of Registrant as specified in its charter)

Delaware	6719	81-1838757
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification code number)	(I.R.S. Employer Identification No.)

12300 Liberty Boulevard, Englewood, Colorado 80112, (720) 875-5800

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Richard N. Baer

Liberty Expedia Holdings, Inc.

12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-5800

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copy to: Renee L. Wilm Baker Botts L.L.P. 30 Rockefeller Plaza New York, New York 10112 (212) 408-2500

Approximate date of commencement of proposed sale to the public:  As soon as practicable after all conditions to the transaction registered hereby have been satisfied or waived, as applicable.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.  ☒

Registration Number: 333-210377

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to Form S-1 on Form S-4 amends the Registration Statement on Form S-4 of Liberty Expedia Holdings, Inc. (the “Registrant”) (Registration No. 333-210377), as amended prior to the date hereto (the “Registration Statement”), which was declared effective by the Securities and Exchange Commission on September 30, 2016.

At 5:00 p.m. New York City time, today, Liberty Interactive Corporation (“Liberty Interactive”), the current parent company of the Registrant, will effect a redemption (the “Redemption”) pursuant to which (i) 0.4 of each outstanding share of Liberty Interactive’s Series A Liberty Ventures common stock will be redeemed for 0.4 of a share of the Registrant’s Series A common stock and (ii) 0.4 of each outstanding share of Liberty Interactive’s Series B Liberty Ventures common stock will be redeemed for 0.4 of a share of the Registrant’s Series B common stock. Cash will be paid in lieu of any fractional shares of Liberty Ventures common stock and the Registrant’s common stock. Immediately following the Redemption, the Registrant will be separated from Liberty Interactive and become a separate publicly traded company.

This Post-Effective Amendment No. 1 is being filed for the purposes of (i) replacing Exhibit 2.1: Form of Reorganization Agreement by and between Liberty Interactive and the Registrant, previously filed with the Registration Statement, with a final, executed version of Exhibit 2.1, (ii) replacing Exhibit 8.1: Form of Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain tax matters, previously filed with the Registration Statement, with a final, executed version of Exhibit 8.1 and (iii) filing a new Exhibit 99.3: Form of Letter of Transmittal for holders of Liberty Interactive’s Liberty Ventures common stock. The Registration Statement is hereby amended, as appropriate, to reflect the replacement or filing, as applicable, of such exhibits.

Item 21.   Exhibits And Financial Statement Schedules.

(a) Exhibits. The following is a complete list of Exhibits filed as part of this registration statement.

Exhibit No.	Document

2.1	Reorganization Agreement, dated as of October 26, 2016, by and between Liberty Interactive Corporation and the Registrant.

3.1	Form of Restated Certificate of Incorporation of the Registrant to be in effect at the time of the Split-Off.**

3.2	Form of Bylaws of the Registrant to be in effect at the time of the Split-Off.**

4.1	Specimen Certificate for shares of Series A Common Stock, par value $0.01 per share, of the Registrant.**

4.2	Specimen Certificate for shares of Series B Common Stock, par value $0.01 per share, of the Registrant.**

5.1	Opinion of Baker Botts L.L.P. as to the legality of the securities being registered.**

8.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain tax matters.

10.1	Form of Liberty Expedia Holdings, Inc. 2016 Omnibus Incentive Plan.**

10.2	Form of Liberty Expedia Holdings, Inc. Transitional Stock Adjustment Plan.**

10.3	Form of Tax Sharing Agreement by and between the Registrant and Liberty Interactive Corporation.**

10.4	Form of Services Agreement by and between the Registrant and Liberty Media Corporation.**

10.5	Form of Facilities Agreement by and among the Registrant, Liberty Media Corporation and Liberty Property Holdings, Inc.**

10.6	Form of Indemnification Agreement by and between the Registrant and its executive officers/directors.**

II-1

Exhibit No.	Document

10.7

Amended and Restated Governance Agreement among Expedia, Inc., Liberty Interactive Corporation and Barry Diller, dated as of December 20, 2011, (incorporated by reference to Exhibit 10.1 to Expedia, Inc.’s Current Report on Form 8-K (File No. 000-51447), filed with the Securities and Exchange Commission (the SEC) on December 27, 2011).

10.8	Form of Assignment and Assumption of Governance Agreement, by and among Liberty Expedia Holdings, Inc., Liberty Interactive Corporation, Barry Driller and Expedia, Inc.**

10.9	Forms of Aircraft Time Sharing Agreements.**

10.10

Amended and Restated Stockholders Agreement between Liberty Interactive Corporation and Barry Diller, dated as of December 20, 2011 (incorporated by reference to Exhibit 10.11 to Expedia Inc.’s Annual Report on Form 10-K (File No. 000-51447), filed with the SEC on February 9, 2012).

10.11	Form of Assignment and Assumption of Stockholders Agreement, by and among Liberty Expedia Holdings, Inc., Liberty Interactive Corporation and Barry Diller.**

10.12	Form of Amendment No. 1 to Stockholders Agreement, by and between Liberty Expedia Holdings, Inc. and Barry Diller.**

10.13

Amended and Restated Transaction Agreement, dated as of September 22, 2016, by and among Liberty Interactive Corporation, Liberty Expedia Holdings, Inc., Barry Diller, John C. Malone and Leslie Malone.**

10.14	Form of Proxy and Voting Agreement, by and among Barry Diller, John C. Malone and Leslie Malone.**

10.15	Form of Assignment Agreement, by and between Barry Diller and Liberty Expedia Holdings, Inc.**

21.1	List of Subsidiaries.**

23.1	Consent of KPMG LLP.**

23.2	Consent of Ernst & Young LLP.**

23.3	Consent of Baker Botts L.L.P. (included in Exhibit 5.1).**

23.4	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.1).

24.1	Power of Attorney**

99.1

Executive and Director Compensation, extracted from the annual reports on Form 10-K/A for the year ended December 31, 2016 of each of Liberty Media Corporation and Liberty Interactive Corporation, filed on April 29, 2016.**

99.2	Form of Proxy Card**

99.3	Form of Letter of Transmittal for holders of Liberty Ventures common stock.

**           Previously filed.

(b) Financial Statement Schedules.  Schedules not listed above have been omitted because the information set forth therein is not material, not applicable or is included in the financial statements or notes of the proxy statement/prospectus which forms a part of this registration statement.

II-2

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Englewood, state of Colorado, on this 4th day of November, 2016.

LIBERTY EXPEDIA HOLDINGS, INC.

By:	/s/ Richard N. Baer
Name:	Richard N. Baer
Title:	Chief Legal Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

*	President and Chief Executive Officer
Christopher W. Shean	(Principal Executive Officer)

*	Chief Financial Officer (Principal
Wade Haufschild	Financial and Principal Accounting Officer)

/s/ Richard N. Baer	Director
Richard N. Baer		November 4, 2016

*By:	/s/ Richard N. Baer	November 4, 2016
Richard N. Baer Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Document

2.1	Reorganization Agreement, dated as of October 26, 2016, by and between Liberty Interactive Corporation and the Registrant.

3.1	Form of Restated Certificate of Incorporation of the Registrant to be in effect at the time of the Split-Off.**

3.2	Form of Bylaws of the Registrant to be in effect at the time of the Split-Off.**

4.1	Specimen Certificate for shares of Series A Common Stock, par value $0.01 per share, of the Registrant.**

4.2	Specimen Certificate for shares of Series B Common Stock, par value $0.01 per share, of the Registrant.**

5.1	Opinion of Baker Botts L.L.P. as to the legality of the securities being registered.**

8.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain tax matters.

10.1	Form of Liberty Expedia Holdings, Inc. 2016 Omnibus Incentive Plan.**

10.2	Form of Liberty Expedia Holdings, Inc. Transitional Stock Adjustment Plan.**

10.3	Form of Tax Sharing Agreement by and between the Registrant and Liberty Interactive Corporation.**

10.4	Form of Services Agreement by and between the Registrant and Liberty Media Corporation.**

10.5	Form of Facilities Agreement by and among the Registrant, Liberty Media Corporation and Liberty Property Holdings, Inc.**

10.6	Form of Indemnification Agreement by and between the Registrant and its executive officers/directors.**

10.7

Amended and Restated Governance Agreement among Expedia, Inc., Liberty Interactive Corporation and Barry Diller, dated as of December 20, 2011, (incorporated by reference to Exhibit 10.1 to Expedia, Inc.’s Current Report on Form 8-K (File No. 000-51447), filed with the Securities and Exchange Commission (the SEC) on December 27, 2011).

10.8	Form of Assignment and Assumption of Governance Agreement, by and among Liberty Expedia Holdings, Inc., Liberty Interactive Corporation, Barry Driller and Expedia, Inc.**

10.9	Forms of Aircraft Time Sharing Agreements.**

10.10

Amended and Restated Stockholders Agreement between Liberty Interactive Corporation and Barry Diller, dated as of December 20, 2011 (incorporated by reference to Exhibit 10.11 to Expedia Inc.’s Annual Report on Form 10-K (File No. 000-51447), filed with the SEC on February 9, 2012).

10.11	Form of Assignment and Assumption of Stockholders Agreement, by and among Liberty Expedia Holdings, Inc., Liberty Interactive Corporation and Barry Diller.**

10.12	Form of Amendment No. 1 to Stockholders Agreement, by and between Liberty Expedia Holdings, Inc. and Barry Diller.**

10.13

Amended and Restated Transaction Agreement, dated as of September 22, 2016, by and among Liberty Interactive Corporation, Liberty Expedia Holdings, Inc., Barry Diller, John C. Malone and Leslie Malone.**

10.14	Form of Proxy and Voting Agreement, by and among Barry Diller, John C. Malone and Leslie Malone.**

Exhibit No.	Document

10.15	Form of Assignment Agreement, by and between Barry Diller and Liberty Expedia Holdings, Inc.**

21.1	List of Subsidiaries.**

23.1	Consent of KPMG LLP.**

23.2	Consent of Ernst & Young LLP.**

23.3	Consent of Baker Botts L.L.P. (included in Exhibit 5.1).**

23.4	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.1).

24.1	Power of Attorney**

99.1

Executive and Director Compensation, extracted from the annual reports on Form 10-K/A for the year ended December 31, 2016 of each of Liberty Media Corporation and Liberty Interactive Corporation, filed on April 29, 2016.**

99.2	Form of Proxy Card**

99.3	Form of Letter of Transmittal for holders of Liberty Ventures common stock.

**           Previously filed.